FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2006

Commission File Number: 001-12440

ENERSIS S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

PRESS RELEASE First Half 2006– Market Information

ENERSIS ANNOUNCES CONSOLIDATED RESULTS FOR
THE FIRST HALF ENDED JUNE 30, 2006

HIGHLIGHTS FOR THE PERIOD
[All figures in Chilean Pesos]

  Net income grew by more than 43 times, reaching Ch$ 218,227 million, related primarily to a strong 41.2% growth in Operating Income and to a 49.9% decrease in non-operating expense, as well as to a 51.9% reduction in interest expense.
  Net income, before taxes, increased 181.9%, reaching Ch$ 422,764 million.
  Operating Revenues increased by 13.7% to Ch$ 1,909,800 million, as a consequence of higher operating revenues in distribution business in Brazil and Chile, and also in generation business in Chile, Argentina, Peru and Brazil.
  Operating margin increased from 28.8% to 33.9%
  EBITDA grew by 25.9% reaching Ch$ 749,181 million.
  Operating Income improved 41.2% to Ch$ 538,558 million mainly due to,
    33.7% increase in operating income in Distribution Business
    47.9% increase in operating income in Generation and Transmission Business
  ROE increased more than 40 times to 7.7% and ROA increased more than 39 times to 2.0%. These measures take into account net income for only the first semester of 2006 and have not been annualized.
  Net cash flow provided by operating activities increased by 38.9%
  Interest coverage improved 33.0% reaching to 4.4 times, in line with investment grade level companies.

  Physical sales continued growing, according to the recovered economic situation in the region, with an increase of 5.3% in physical sales in distribution and 5.4% in generation.

  Electricity sales in GWh (for distribution) increased in all our concession areas, as follows:
    Santiago                                        4.8%
    Buenos Aires                                5.1%
    Bogotá                                           5.7%
    Rio de Janeiro & Fortaleza        5.3%
    Lima                                              7.1%

  Our client base in distribution grew by more than 350 thousand new customers.

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PRESS RELEASE First Half 2006– Market Information

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PRESS RELEASE First Half 2006– Market Information

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PRESS RELEASE First Half 2006– Market Information

GENERAL INFORMATION

(Santiago, Chile, July 27, 2006) Enersis S.A. (NYSE: ENI), announced today its consolidated financial results for the first half, ended June 30, 2006. All figures are in both US$ and Ch$, under Chilean Generally Accepted Accounting Principles (Chilean GAAP), as seen in the standardized form required by Chilean authorities (FECU). Variations refer to the period between June 30, 2005 and June 30, 2006. 2005 figures have been adjusted by the accounting convention for CPI variation between both periods, equal to 3.7% .

For the purpose of converting Chilean pesos (Ch$) into US dollars (US$), we have used the exchange rate prevailing as of June 30, 2006 for both periods under comparison, equal to US$1 = Ch$539.44. The Chilean peso appreciated by 7% against the US$ comparing June 30, 2006 with June 30, 2005.

The consolidation includes the following investment vehicles and companies,
a) In Chile: Endesa Chile (NYSE: EOC), Chilectra, Synapsis, CAM and Inm. Manso de Velasco.
b) Outside Chile: Distrilima (Peru), Endesa Brasil (Brazil) [*], Edesur (Argentina), Codensa (Colombia) and Enersis Internacional.

In the following pages you will find a detailed analysis of financial statements, a brief explanation for most of variations, and comments on the main items of Income and Cash Flow Statements compared to the information booked as of June 2005.

[*] Consolidated since October 2005 and includes Endesa Fortaleza, CIEN, Cachoeira Dourada, Ampla and Coelce.

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PRESS RELEASE First Half 2006– Market Information

SIMPLIFIED ORGANIZATIONAL STRUCTURE

ENERSIS

(Direct and indirect economic interest)

ARGENTINA

	Business	Ownership
Costanera	Gx	38.5%
El Chocòn	Gx	28.5%
Edesur	Dx	65.1%
CTM	Tx	53.6%
TESA	Tx	53.6%
CEMSA	Tx	27.0%

BRAZIL

	Business	Ownership
Endesa Brasil	Gx, Dx, Tx	53.6%
Cachoeira Dourada	Gx	53.4%
Fortaleza	Gx	53.6%
Ampla	Dx	69.6%
Coelce	Dx	34.9%
CIEN	Tx	53.6%

CHILE

	Business	Ownership
Endesa Chile	Gx	60.0%
Celta	Gx	60.0%
Pangue	Gx	57.0%
Pehuenche	Gx	55.6%
San Isidro	Gx	60.0%
Chilectra	Dx	99.1%
Atacama Chile	Ox	30.0%
Gasod. Tal Tal	Ox	30.0%
Electrogas	Ox	25.5%
Ingendesa	Ox	60.0%
Túnel El Melón	Ox	60.0%
Cam	Ox	100.0%
Synapsis	Ox	100.0%
I. Manso Velasco	Ox	100.0%
Transquillota	Tx	30.0%

COLOMBIA

	Business	Ownership
Emgesa	Gx	14.7%
Betania	Gx	51.4%
Codensa	Dx	21.7%

PERU

	Business	Ownership
Edegel	Gx	19.8%
Edelnor	Dx	33.4%

Gx: Generation
Tx: Transmission /Trading
Dx: Distribution
Ox: Gas Pipelines, others

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PRESS RELEASE First Half 2006– Market Information

MARKET INFORMATION

EQUITY MARKET

During the last 12 months, market capitalization increased 7.8% from US$ 6,818 million to US$ 7,347 million, while Enersis' ADR price changed from US$ 10.44 to US$ 11.25. This 7.8% variation is favorably compared with 7.1% increase in the Dow Jones Utilities Average for the same period.

Pg. 6

PRESS RELEASE First Half 2006– Market Information

Over the last 12 months, the Enersis’ Chilean share price decreased by 0.5%, from Ch$ 122.10 to Ch$ 121.50. This variation is compared with the 3.4% increase of the IPSA Index.

Over the last 12 months, the Enersis’ share price in the Latin American market of the Madrid Stock Exchange, (Latibex) increased by 2.5%, from € 8.57 to € 8.78, compared to the 50.2% variation of the Latibex Index.

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PRESS RELEASE First Half 2006– Market Information

MARKET PERCEPTION

The research released during the period on Enersis shows the following target prices for the Company’s ADR.

Table 1

Publication Date	Company	Main Analyst	Target Price	Recommendation
			US$

July 26, 2006	Raymond James	Ricardo Cavanagh	13.8	Buy
July 21, 2006	Merrill Lynch	Frank McGann	15.0	Buy
July 05, 2006	BBVA Corredores	Francisco Puente	13.4	Hold
June 13, 2006	Larraín Vial	Cristián Ramírez	13.9	Overweight

ADR average target price (US$)			14.0

Source: Bloomberg and market researches

DEBT MARKET

The following chart shows the pricing of our Yankee Bonds during the last twelve months.

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PRESS RELEASE First Half 2006– Market Information

RISK RATING CLASSIFICATION

CORPORATE RISK RATING CLASSIFICATION:

Moody’s:                                     Ba1 / Positive

Rationale (14/10/05)
“Moody’s Investors Service affirmed the rating of Enersis”… “and improved the rating outlook”… “to positive from stable”... “The change in outlook reflects improving financial performance, changes in the regulatory framework in Chile that are favorable for the company, and stronger demand growth for electricity in several countries in which Enersis and Endesa Chile have operations.”

Standard & Poor’s:                   BBB- / Positive

Rationale (26/10/05)
“Standard & Poor’s raised Enersis’ senior unsecured debt to BBB- from BB+, eliminating the one-notch difference between Enersis’s corporate credit rating and the rating of its senior secured debt”.

“The BBB- corporate credit rating on Enersis is based on its good business profile, which reflects the strong creditworthiness of its Chilean investments, the strong competitive position in the countries where it operates (Argentina, Brazil, Chile, Colombia, and Peru), and the growing demand for power in the region.”

Fitch:                                           BBB / Stable

Rationale (02/06/06)
“…The Risk Rating Agency upgraded Enersis’ rating from BBB- to BBB with a Stable Outlook, reflecting the sustained improvements in the Group’s finances in recent times.” Fitch “acknowledges the sustained improvement in the credit quality of the Company since the beginning of 2004, a more comfortable spread of maturities and a greater solidity presented by its operations in general”.

DOMESTIC RISK RATING CLASSIFICATION:

Feller Rate:	Bonds: A+ / Positive
Shares: 1st Class Level 1

Fitch:	Bonds: A+ / Stable
Shares: 1st Class Level 1

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PRESS RELEASE First Half 2006 – Consolidated Income Statement

CONSOLIDATED INCOME STATEMENT

UNDER CHILEAN GAAP, MILLION CH$

Table 2

CONS. INCOME STATEMENT - (million Ch$)	6M 05	6M 06	Var 06-05	Chg %

Revenues from Generation & Transmission	594,359	780,282	185,923	31.3%
Revenues from Distribution	1,167,276	1,265,909	98,633	8.4%
Revenues from Engineering and Real Estate	13,392	22,362	8,970	67.0%
Revenues from Other Businesses	76,520	91,118	14,598	19.1%
Consolidation Adjustments	(171,187)	(249,871)	(78,685)	(46.0%)

Operating Revenues	1,680,360	1,909,800	229,440	13.7%

Costs from Generation	(383,988)	(476,324)	(92,336)	(24.0%)
Costs from Distribution	(892,330)	(925,133)	(32,803)	(3.7%)
Costs from Engineering and Real Estate	(11,759)	(18,449)	(6,690)	(56.9%)
Costs from Other Businesses	(61,162)	(74,824)	(13,662)	(22.3%)
Consolidation Adjustments	153,624	233,044	79,420	51.7%

Operating Costs	(1,195,616)	(1,261,686)	(66,070)	(5.5%)

Operating Margin	484,744	648,114	163,370	33.7%

SG&A from Generation	(20,682)	(23,428)	(2,746)	(13.3%)
SG&A from Distribution	(82,681)	(83,778)	(1,097)	(1.3%)
SG&A from Engineering and Real Estate	(1,464)	(1,729)	(265)	(18.1%)
SG&A from Other Businesses	(15,118)	(18,780)	(3,662)	(24.2%)
Consolidation Adjustments	16,511	18,159	1,650	10.0%

Selling and Administrative Expenses	(103,434)	(109,556)	(6,122)	(5.9%)

Operating Income	381,310	538,558	157,248	41.2%

Interest Income	46,585	77,620	31,035	66.6%
Interest Expense	(195,477)	(190,152)	5,325	2.7%
Net Interest (Expense)	(148,892)	(112,532)	36,360	24.4%
Equity Gains from Related Companies	7,171	3,356	(3,815)	(53.2%)
Equity Losses from Related Companies	(4,069)	(24)	4,045	-
Net Income from Related Companies	3,102	3,331	229	7.4%
Other Non Operating Income	40,315	124,830	84,515	-
Other Non Operating Expenses	(98,712)	(108,893)	(10,181)	(10.3%)
Net other Non Operating Income (Expense)	(58,397)	15,937	74,334	127.3%
Price Level Restatement	(1,002)	2,072	3,074	-
Foreign Exchange Effect	1,912	3,097	1,185	62.0%
Net of Monetary Exposure	910	5,169	4,259	-
Positive Goodwill Amortization	(28,062)	(27,699)	363	1.3%

Non Operating Income	(231,339)	(115,794)	115,545	49.9%

Net Inc b. Taxes, Min Int and Neg Goodwill Amort.	149,971	422,764	272,793	181.9%

Extraordinary Items	-	-	-	-
Income Tax	(96,492)	(46,417)	50,075	51.9%
Minority Interest	(57,530)	(162,032)	(104,502)	(181.7%)
Negative Goodwill Amortization	9,063	3,912	(5,151)	(56.8%)

NET INCOME	5,012	218,227	213,215	4,254.1%

EBITDA	594,834	749,181	154,347	25.9%

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PRESS RELEASE First Half 2006– Consolidated Income Statement

UNDER CHILEAN GAAP, THOUSAND US$

Table 2.1

CONS. INCOME STATEMENT - (thousand US$)	6M 05	6M 06	Var 06-05	Chg %

Revenues from Generation & Transmission	1,101,808	1,446,467	344,659	31.3%
Revenues from Distribution	2,163,866	2,346,710	182,844	8.4%
Revenues from Engineering and Real Estate	24,826	41,455	16,629	67.0%
Revenues from Other Businesses	141,851	168,913	27,062	19.1%
Consolidation Adjustments	(317,342)	(463,204)	(145,862)	(46.0%)

Operating Revenues	3,115,008	3,540,337	425,329	13.7%

Costs from Generation	(711,827)	(882,998)	(171,171)	(24.0%)
Costs from Distribution	(1,654,178)	(1,714,989)	(60,811)	(3.7%)
Costs from Engineering and Real Estate	(21,799)	(34,201)	(12,402)	(56.9%)
Costs from Other Businesses	(113,381)	(138,706)	(25,325)	(22.3%)
Consolidation Adjustments	284,784	432,012	147,228	51.7%

Operating Costs	(2,216,402)	(2,338,882)	(122,480)	(5.5%)

Operating Margin	898,606	1,201,455	302,849	33.7%

SG&A from Generation	(38,340)	(43,430)	(5,090)	(13.3%)
SG&A from Distribution	(153,272)	(155,305)	(2,033)	(1.3%)
SG&A from Engineering and Real Estate	(2,714)	(3,206)	(492)	(18.1%)
SG&A from Other Businesses	(28,025)	(34,814)	(6,789)	(24.2%)
Consolidation Adjustments	30,608	33,662	3,054	10.0%

Selling and Administrative Expenses	(191,743)	(203,091)	(11,348)	(5.9%)

Operating Income	706,863	998,364	291,501	41.2%

Interest Income	86,359	143,890	57,531	66.6%
Interest Expense	(362,371)	(352,500)	9,871	2.7%
Net Interest (Expense)	(276,012)	(208,610)	67,402	24.4%
Equity Gains from Related Companies	13,293	6,221	(7,072)	(53.2%)
Equity Losses from Related Companies	(7,542)	(45)	7,497	-
Net Income from Related Companies	5,751	6,176	425	7.4%
Other Non Operating Income	74,735	231,407	156,672	-
Other Non Operating Expenses	(182,989)	(201,863)	(18,874)	(10.3%)
Net other Non Operating Income (Expense)	(108,255)	29,544	137,799	127.3%
Price Level Restatement	(1,858)	3,841	5,699	-
Foreign Exchange Effect	3,545	5,741	2,196	62.0%
Net of Monetary Exposure	1,687	9,582	7,895	-
Positive Goodwill Amortization	(52,020)	(51,348)	672	1.3%

Non Operating Income	(428,849)	(214,657)	214,192	49.9%

Net Inc b. Taxes, Min Int and Neg Goodwill Amort.	278,014	783,707	505,693	181.9%

Extraordinary Items	-	-	-	-
Income Tax	(178,874)	(86,047)	92,827	51.9%
Minority Interest	(106,648)	(300,370)	(193,722)	(181.7%)
Negative Goodwill Amortization	16,801	7,253	(9,548)	(56.8%)

NET INCOME	9,294	404,542	395,248	4,254.1%

EBITDA	1,102,688	1,388,813	286,125	25.9%

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PRESS RELEASE First Half 2006– Consolidated Income Statement

PROFORMA CONSOLIDATED INCOME STATEMENT

UNDER CHILEAN GAAP, MILLION CH$

Table 3

	6M 05	6M 05 pf*	6M 06	Chg	Chg

				O6 / 05	O6 / 05 Pf *

Operating Revenues	1,680,360	1,750,609	1,909,800	13.7%	9.1%
Operating Costs	(1,195,616)	(1,210,046)	(1,261,686)	(5.5%)	(4.3%)
Operating Margin	484,744	540,563	648,114	33.7%	19.9%
S&A Expenses	(103,434)	(105,868)	(109,556)	(5.9%)	(3.5%)

Operating Income	381,310	434,695	538,558	41.2%	23.9%

Non Operating Income	(231,339)	(269,682)	(115,794)	49.9%	57.1%

NI before Taxes	149,971	165,013	422,764	181.9%	156.2%
Income Tax	(96,492)	(114,635)	(46,417)	51.9%	59.5%
Minority Interest	(57,530)	(54,428)	(162,032)	(181.6%)	(197.7%)
Negative Goodwill Amortization	9,063	9,063	3,912	(56.8%)	(56.8%)

Net Income	5,012	5,012	218,227	4,253.7%	4,253.7%

UNDER CHILEAN GAAP, THOUSAND US$

Table 3.1

	6M 05	6M 05 pf*	6M 06	Chg	Chg

				O6 / 05	O6 / 05 Pf *

Operating Revenues	3,115,008	3,245,234	3,540,337	13.7%	9.1%
Operating Costs	(2,216,402)	(2,243,152)	(2,338,882)	(5.5%)	(4.3%)
Operating Margin	898,606	1,002,082	1,201,457	33.7%	19.9%
S&A Expenses	(191,743)	(196,255)	(203,091)	(5.9%)	(3.5%)

Operating Income	706,863	805,827	998,366	41.2%	23.9%

Non Operating Income	(428,850)	(499,930)	(214,655)	49.9%	57.1%

NI before Taxes	278,012	305,896	783,709	181.9%	156.2%
Income Tax	(178,874)	(212,508)	(86,047)	51.9%	59.5%
Minority Interest	(106,648)	(100,898)	(300,370)	(181.6%)	(197.7%)
Negative Goodwill Amortization	16,801	16,801	7,253	(56.8%)	(56.8%)

Net Income	9,292	9,292	404,544	4,253.7%	4,253.7%

* pf: Proforma Income Statement, consolidates 6M05 of Cien and Fortaleza

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PRESS RELEASE First Half 2006– Consolidated Income Statement

CONSOLIDATED INCOME STATEMENT ANALYSIS
(Source in Ch$ FECU)

NET INCOME

As of June 2006, profits increased more than 43 times up to Ch$218,227 million, which represent an increase of Ch$ 213,215 million. This is explained by an important 41.2% improvement in operating income, lower non operating losses of Ch$115,545 or 49.9% and also by the recognition of the positive effect of deferred taxes in Chilectra (ex-Elesur) due to the approval of the merger last March.

OPERATING INCOME

Operating income as of June 2006 amounted to Ch$ 538,558 million, increasing Ch$ 157,248 million. This is principally due to an important improvement in operating income in the distribution subsidiaries in Brazil, Chile, Argentina and Colombia, and in generation subsidiaries in Chile and Argentina. Additionally, explained by the consolidation since October 2005, of some Brazilian assets under the new holding company Endesa Brasil.

Table 4

	6M05				6M06
Million Ch$	Operating Revenues	Operating Costs	SG & A	Operating Income	Operating Revenues	Operating Costs	SG& A	Operating Income
Endesa Chile	600,819	(391,431)	(20,823)	188,565	637,050	(375,808)	(18,695)	242,547
Cachoeira (*)	-	-	-	-	32,568	(15,311)	(1,864)	15,393
Fortaleza (**)	-	-	-	-	54,904	(34,568)	(571)	19,765
Cien (**)	-	-	-	-	68,885	(62,740)	(2,332)	3,813
Chilectra S.A.	271,112	(197,897)	(19,480)	53,735	318,392	(237,658)	(22,056)	58,678
Edesur S.A.	134,694	(116,205)	(16,482)	2,007	135,391	(105,359)	(16,369)	13,663
Distrilima (Edelnor)	112,353	(85,717)	(10,162)	16,474	105,455	(78,108)	(10,035)	17,312
Ampla	266,849	(213,326)	(11,095)	42,428	282,057	(211,904)	(8,850)	61,303
Investluz (Coelce)	161,231	(119,345)	(19,463)	22,423	211,754	(146,162)	(18,649)	46,943
Codensa S.A.	221,094	(161,231)	(6,161)	53,702	212,860	(145,943)	(7,777)	59,140
CAM Ltda.	52,988	(44,833)	(3,782)	4,373	63,473	(54,742)	(4,030)	4,701
Inmobiliaria Manso de Velasco Ltda.	3,523	(3,042)	(889)	(408)	8,528	(6,159)	(1,226)	1,143
Synapsis Soluciones y Servicios IT Ltda.	21,196	(15,772)	(3,586)	1,838	25,319	(18,942)	(4,551)	1,826
Enersis Holding and other investment vehicles	2,321	(555)	(7,587)	(5,821)	2,326	(1,139)	(10,236)	(9,049)
Consolidation Adjustments	(167,820)	153,738	16,076	1,994	(249,162)	232,857	17,685	1,380
Total Consolidation	1,680,360	(1,195,616)	(103,434)	381,310	1,909,800	(1,261,686)	(109,556)	538,558

Table 4.1

	6M05				6M06
Thousand US$	Operating Revenues	Operating Costs	SG & A	Operating Income	Operating Revenues	Operating Costs	SG& A	Operating Income
Endesa Chile	1,113,782	(725,624)	(38,602)	349,556	1,180,948	(696,664)	(34,656)	449,628
Cachoeira (*)	-	-	-	-	60,373	(28,383)	(3,455)	28,535
Fortaleza (**)	-	-	-	-	101,779	(64,082)	(1,058)	36,639
Cien (**)	-	-	-	-	127,698	(116,306)	(4,323)	7,068
Chilectra S.A.	502,580	(366,857)	(36,111)	99,612	590,228	(440,563)	(40,887)	108,777
Edesur S.A.	249,692	(215,418)	(30,554)	3,720	250,985	(195,312)	(30,344)	25,328
Distrilima (Edelnor)	208,277	(158,900)	(18,838)	30,539	195,490	(144,794)	(18,603)	32,093
Ampla	494,678	(395,458)	(20,567)	78,652	522,869	(392,822)	(16,405)	113,642
Investluz (Coelce)	298,886	(221,239)	(36,080)	41,567	392,545	(270,952)	(34,571)	87,022
Codensa S.A.	409,858	(298,886)	(11,421)	99,551	394,594	(270,545)	(14,417)	109,632
CAM Ltda.	98,228	(83,110)	(7,010)	8,107	117,665	(101,479)	(7,471)	8,715
Inmobiliaria Manso de Velasco Ltda.	6,531	(5,639)	(1,647)	(755)	15,810	(11,418)	(2,273)	2,119
Synapsis Soluciones y Servicios IT Ltda.	39,293	(29,238)	(6,648)	3,406	46,936	(35,115)	(8,437)	3,385
Enersis Holding and other investment vehicles	4,303	(1,029)	(14,064)	(10,790)	4,312	(2,112)	(18,975)	(16,775)
Consolidation Adjustments	(311,101)	284,995	29,801	3,696	(461,890)	431,664	32,784	2,557
Total Consolidation	3,115,008	(2,216,402)	(191,743)	706,863	3,540,337	(2,338,882)	(203,091)	998,364
(*) Consolidated by Endesa Chile until September 30th, 2005. Since October 1th is consolidated by Enersis through Endesa Brasil.
(**) Since October 1, 2005, these subsidiaries are consolidated by Enersis through Endesa Brasil.

Pg. 13

PRESS RELEASE First Half 2006– Consolidated Income Statement

If we compare the consolidation perimeter in homogeneous terms, the operating income increased by 23.9% between both periods. Now, if we add to this comparison, the 6.8% revaluation effect of the Chilean Peso against the US Dollar, the operating income would have increased 34.4% .

NON OPERATING INCOME

The company’s non-operating losses decreased 49.9%, from a loss of Ch$231,339 million to a loss of Ch$ 115,794 million. This is principally attributable to:

Net Interest Expenses improved by Ch$ 36,360 million or 24.4%, from Ch$148,892 million to a net expense of Ch$ 112,532 million, due to higher interest income from the investment of cash surplus and the reduction in net interest expenses is mainly explained by the control on average debt, even though the company has consolidated two new subsidiaries in this period (CIEN and Endesa Fortaleza). Another reason has to do with higher interest income from investments of cash surplus.

Income from investments in related companies increased Ch$ 229 million. This is mainly explained by the consolidation of CIEN and Endesa Fortaleza since October 2005. In that sense, as of June 2005, Ch$4,061 million loss and Ch$1,775 million profits were recognized for CIEN and Endesa Fortaleza (meaning a net loss of Ch$2,286 million), amounts that for this period are not accounted for as related companies and therefore appear as zero. Moreover, lower profits of Ch$ 1,485 million from our related company Atacama Holding Ltda. should be added.

Amortization on positive goodwill remains at the same levels with no significant variations.

Net other non-operating income increased Ch$ 74,334 million or 127.3% . The main reasons for this variation are,

  Higher profits of Ch$ 56,647 million as a result of the adjustment on the conversion to Chilean GAAP following the application of Technical Bulletin Nº 64, principally on our subsidiaries in Colombia, Brazil and Peru.
  Higher profits on sale of assets of Ch$12,446 million.
  Lower expenses of provisions and contingencies of Ch$8,848 million.
  Lower losses from correction of energy and capacity payments of Ch$ 2,727 million.

These items were partially compensated by higher expenses for energy efficiency in Brazilian subsidiaries of Ch$9,849 million.

Price-level restatement non cash profits increased by Ch$3,074 million. This is principally due to the effect of inflation of 1.0% recorded for the first half of 2005, and 1.1% as of June 2006, over non-monetary assets and liabilities and those denominated in UF.

The Foreign Exchange Effect increased by Ch$ 1,185 million, due to the dollar mismatch position as of June 2006.

Income tax and Deferred tax registered a loss of Ch$ 46,417 million, compared with the expense of Ch$96,492 million in June 2005, this means a positive variation of Ch$ 50,075 million.

Pg. 14

PRESS RELEASE First Half 2006– Consolidated Income Statement

The increase of Ch$73,406 million in income tax is mainly explained by higher provisions in Coelce, Enersis, Pehuenche, Ampla and Chilectra of Ch$ 13,718 million, Ch$ 10,887 million, Ch$ 7,351 million, Ch$ 7,172 million, Ch$ 4,957 million respectively related to improved results, together with the effect of the consolidation of Fortaleza and CIEN equivalent to Ch$ 16,084 million and Ch$ 8,681 million respectively. This was partially compensated by tax recovered for Ch$ 5,788 million in Emgesa.

Deferred taxes –which do not constitute cash flow- registered a positive variation of Ch$ 123,481 million. This increase was mainly explained by the effect recognized in Chilectra (ex Elesur) for Ch$ 107,170 million as consequence of the merge between Elesur and Chilectra. This merge implied, for Elesur, in adjustment in the provisions on valuations upon accumulated tax losses, as booked in previous exercises.

Amortization on negative goodwill decreased Ch$ 5,151 million, explained by the end of the final amortization of Betania and the first purchase on Edegel, which effect is a lower amortization of Ch$ 1,403 million and Ch$3,442 million respectively. Also it must be taken into account the effect of the exchange rate applied in foreign subsidiaries accounted for in dollars and which have a negative goodwill.

EVOLUTION OF KEY FINANCIAL RATIOS

Table 5

Indicator	Unit	6M05	6M06	Var 06-05	Chg %

Liquidity	Times	1.32	1.10	(0.22)	(16.7%)
Acid ratio test *	Times	1.21	1.02	(0.19)	(15.7%)
Working capital	million Ch$	348,951	156,433	(192,518)	(55.2%)
Working capital	th. US$	646,876	289,991	(356,884)	(55.2%)
Leverage **	Times	0.88	0.88	-	0.0%
Short-term debt	%	0.21	0.30	0.09	42.9%
Long-term debt	%	0.79	0.70	(0.09)	(11.4%)
Interest Coverage***	Times	3.30	4.39	1.09	33.0%
EBITDA****	th. US$	1,102,688	1,388,813	286,125	25.9%
ROE	%	0.19%	7.70%	7.51%	3952.6%
ROA	%	0.05%	1.97%	1.92%	3839.6%

* Current assets net of inventories and pre-paid expenses
** Using the ratio = Total debt / (equity + minority interest)
***EBITDAEI/Interest expenses = (Earnings before taxes+Fin exp+Net non operating income+depreciation+Positive Goodwill) /Interest expenses
****EBITDA: Operating Income+Depreciation+Amortization

Pg. 15

PRESS RELEASE First Half 2006– Consolidated Income Statement

Liquidity ratio decreased to 1.10 times, basically as a consequence of bonds maturing in the coming 12 months and therefore included in the short term. This ratio shows an improvement with respect to December 2005, when the ratio was 0.88 times, although lower than the 1.32 for June 2005. Nevertheless, the company is showing strong liquidity, also considering that bond maturities will be partially financed with long term debt.

Leverage reached 0.88, the same level as of June 2005, mainly due to the new debt included after the consolidation of Fortaleza and CIEN since October 2005, offset by a decrease in obligations with banks due to prepayments during the second semester of 2005 and the first half 2006. As well as the US dollar Chilean peso exchange rate effect

ROE increased to 7.70%, mainly explained by the higher net income recorded in the period.

ROA increased to 1.97% explained by the higher net income during the period.

Interest Coverage improved 33.0% to 4.4 times, mainly due to the reduction in interest expenses and increase in operating results in all our subsidiaries through Latin America. This ratio, over 4 times aligns the company with ranges required for strong investment grade companies.

Pg. 16

PRESS RELEASE First Half 2006– Consolidated Income Statement

CONSOLIDATED BALANCE SHEET

ASSETS UNDER CHILEAN GAAP, MILLION CH$

Table 6

ASSETS - (million Ch$)	6M 05	6M 06	Var 06-05	Chg %

CURRENT ASSETS
Cash	44,431	52,223	7,792	17.5%
Time deposits	435,488	423,209	(12,280)	(2.8%)
Marketable securities	9,400	3,724	(5,676)	(60.4%)
Accounts receivable, net	629,357	755,769	126,412	20.1%
Notes receivable, net	3,187	5,662	2,475	77.6%
Other accounts receivable, net	77,808	129,418	51,610	66.3%
Amounts due from related companies	9,440	7,922	(1,518)	(16.1%)
Inventories	72,844	72,020	(824)	(1.1%)
Income taxes recoverable	65,789	47,102	(18,687)	(28.4%)
Prepaid expenses	47,348	60,939	13,591	28.7%
Deferred income taxes	44,983	63,848	18,866	41.9%
Other current assets	12,403	67,674	55,271	-

Total currrent assets	1,452,478	1,689,510	237,032	16.3%

PROPERTY, PLANT AND EQUIPMENT
Land	137,406	134,817	(2,589)	(1.9%)
Buildings and infraestructure and works in progress	10,942,122	10,850,620	(91,502)	(0.8%)
Machinery and equipment	1,964,056	1,940,538	(23,518)	(1.2%)
Other plant and equipment	402,707	553,725	151,018	37.5%
Technical appraisal	205,531	187,829	(17,702)	(8.6%)
Sub - Total	13,651,823	13,667,529	15,707	0.1%
Accumulated depreciation	(5,523,716)	(5,585,347)	(61,631)	(1.1%)

Total property, plant and equipment	8,128,107	8,082,182	(45,925)	(0.6%)

OTHER ASSETS
Investments in related companies	194,134	104,711	(89,423)	(46.1%)
Investments in other companies	53,792	25,701	(28,091)	(52.2%)
Positive goodwill, net	741,090	676,823	(64,267)	(8.7%)
Negative goodwill, net	(52,044)	(33,350)	18,694	35.9%
Long-term receivables	114,587	143,889	29,302	25.6%
Amounts due from related companies	114,562	94,549	(20,013)	(17.5%)
Intangibles	88,759	87,038	(1,721)	(1.9%)
Accumulated amortization	(50,517)	(53,467)	(2,950)	(5.8%)
Others assets	279,442	259,508	(19,934)	(7.1%)

Total other assets	1,483,805	1,305,401	(178,404)	(12.0%)

TOTAL ASSETS	11,064,390	11,077,093	12,703	0.1%

Pg. 17

PRESS RELEASE First Half 2006– Consolidated Balance Statement

ASSETS UNDER CHILEAN GAAP, THOUSAND US$

Table 6.1

ASSETS - (thousand US$)	6M 05	6M 06	Var 06-05	Chg %

CURRENT ASSETS
Cash	82,365	96,809	14,444	17.5%
Time deposits	807,297	784,533	(22,764)	(2.8%)
Marketable securities	17,426	6,904	(10,522)	(60.4%)
Accounts receivable, net	1,166,685	1,401,024	234,339	20.1%
Notes receivable, net	5,909	10,497	4,588	77.6%
Other accounts receivable, net	144,238	239,912	95,674	66.3%
Amounts due from related companies	17,500	14,686	(2,814)	(16.1%)
Inventories	135,037	133,509	(1,528)	(1.1%)
Income taxes recoverable	121,957	87,316	(34,641)	(28.4%)
Prepaid expenses	87,772	112,967	25,195	28.7%
Deferred income taxes	83,387	118,361	34,974	41.9%
Other current assets	22,992	125,453	102,461	-

Total currrent assets	2,692,566	3,131,971	439,405	16.3%

PROPERTY, PLANT AND EQUIPMENT
Land	254,720	249,920	(4,800)	(1.9%)
Buildings and infraestructure and works in progres	20,284,225	20,114,600	(169,625)	(0.8%)
Machinery and equipment	3,640,916	3,597,320	(43,596)	(1.2%)
Other plant and equipment	746,528	1,026,482	279,954	37.5%
Technical appraisal	381,009	348,193	(32,816)	(8.6%)
Sub - Total	25,307,398	25,336,514	29,116	0.1%
Accumulated depreciation	(10,239,722)	(10,353,973)	(114,251)	(1.1%)

Total property, plant and equipment	15,067,676	14,982,540	(85,136)	(0.6%)

OTHER ASSETS
Investments in related companies	359,881	194,111	(165,770)	(46.1%)
Investments in other companies	99,718	47,643	(52,075)	(52.2%)
Positive goodwill, net	1,373,814	1,254,678	(119,136)	(8.7%)
Negative goodwill, net	(96,478)	(61,823)	34,655	35.9%
Long-term receivables	212,418	266,737	54,319	25.6%
Amounts due from related companies	212,372	175,272	(37,100)	(17.5%)
Intangibles	164,539	161,348	(3,191)	(1.9%)
Accumulated amortization	(93,647)	(99,116)	(5,469)	(5.8%)
Others assets	518,022	481,069	(36,953)	(7.1%)

Total other assets	2,750,640	2,419,919	(330,721)	(12.0%)

TOTAL ASSETS	20,510,881	20,534,430	23,549	0.1%

Pg. 18

PRESS RELEASE First Half 2006– Consolidated Balance Statement

LIABILITIES AND SHAREHOLDERS EQUITY UNDER CHILEAN GAAP, MILLION CH$

Table 7

LIABILITIES AND SHAREHOLDER´S EQUITY - (million Ch$)	6M 05	6M 06	Var 06-05	Chg %

CURRENT LIABILITIES
Short-term debt due to banks and financial institutions	98,938	103,832	4,894	(4.9%)
Current portion of long-term debt due to banks and financial institutions	137,026	169,647	32,621	(23.8%)
Promissory notes	-	-	-
Current portion of bonds payable	202,464	471,493	269,029	(132.9%)
Current portion of long-term notes payable	21,746	46,627	24,881	(114.4%)
Dividends payable	52,206	17,305	(34,901)	66.9%
Accounts payable	258,138	319,778	61,641	(23.9%)
Short-term notes payable	16,187	16,591	404	(2.5%)
Miscellaneous payables	49,322	88,510	39,188	(79.5%)
Accounts payable to related companies	56,837	40,560	(16,277)	28.6%
Accrued expenses	55,249	63,392	8,143	(14.7%)
Withholdings	56,026	70,050	14,024	(25.0%)
Income taxes payable	36,022	52,597	16,575	(46.0%)
Anticipated income	4,836	2,947	(1,889)	39.1%
Deferred income taxes	-	-	-	-
Reinbursable financial contribution	2,270	1,275	(995)	43.8%
Other current liabilities	56,261	68,472	12,211	(21.7%)

Total current liabilities	1,103,527	1,533,077	429,550	(38.9%)

LONG-TERM LIABILITIES
Due to banks and financial institutions	644,201	667,986	23,785	(3.7%)
Bonds payable	2,692,492	2,079,318	(613,174)	22.8%
Long -term notes payable	127,333	167,765	40,432	(31.8%)
Accounts payables	63,858	71,042	7,183	(11.2%)
Amounts payable to related companies	-	12,669	12,669	-
Accrued expenses	357,278	462,327	105,049	(29.4%)
Deferred income taxes	69,681	11,502	(58,179)	83.5%
Reinbursable financial contribution	5,994	3,386	(2,608)	43.5%
Other long-term liabilities	100,440	180,074	79,634	(79.3%)

Total long-term liabilities	4,061,278	3,656,068	(405,210)	10.0%

Minority interest	3,199,725	3,053,017	(146,708)	(4.6%)

SHAREHOLDERS´ EQUITY
Paid-in capital, no par value	2,367,890	2,365,607	(2,283)	(0.1%)
Additional paid-in capital	23,679	26,022	2,343	9.9%
Additional paid-in capital (share premium)	170,434	170,438	4	0.0%
Other reserves	(100,074)	(213,912)	(113,838)	113.8%
Total capital and reserves	2,461,929	2,348,154	(113,775)	(4.6%)
Retained earnings	232,919	268,550	35,631	15.3%
Net income for the period	5,012	218,227	213,215	-
Deficits of subsidaries in development stage	-	-	-	-
Total retained earnings	237,931	486,777	248,845	104.6%

Total shareholder´s equity	2,699,860	2,834,931	135,071	5.0%

TOTAL LIABILITIES AND SHAREHOLDER´S EQUITY	11,064,390	11,077,093	12,703	0.1%

Pg. 19

PRESS RELEASE First Half 2006– Consolidated Balance Statement

LIABILITIES AND SHAREHOLDERS EQUITY UNDER CHILEAN GAAP, THOUSAND US$

Table 7.1

LIABILITIES - (thousand US$)	6M 05	6M 06	Var 06-05	Chg %

CURRENT LIABILITIES
Short-term debt due to banks and financial institutions	183,408	192,480	9,072	(4.9%)
Current portion of long-term debt due to banks and financial in	254,015	314,488	60,473	(23.8%)
Current portion of bonds payable	375,322	874,041	498,719	(132.9%)
Current portion of long-term notes payable	40,313	86,437	46,124	(114.4%)
Dividends payable	96,778	32,079	(64,699)	66.9%
Accounts payable	478,529	592,796	114,267	(23.9%)
Short-term notes payable	30,007	30,755	748	(2.5%)
Miscellaneous payables	91,432	164,078	72,646	(79.5%)
Accounts payable to related companies	105,363	75,189	(30,174)	28.6%
Accrued expenses	102,419	117,515	15,096	(14.7%)
Withholdings	103,859	129,856	25,997	(25.0%)
Income taxes payable	66,776	97,503	30,727	(46.0%)
Anticipated income	8,965	5,463	(3,502)	39.1%
Reinbursable financial contribution	4,208	2,363	(1,845)	43.8%
Other current liabilities	104,295	126,932	22,637	(21.7%)

Total current liabilities	2,045,690	2,841,978	796,288	(38.9%)

LONG-TERM LIABILITIES
Due to banks and financial institutions	1,194,204	1,238,295	44,091	(3.7%)
Bonds payable	4,991,273	3,854,587	(1,136,686)	22.8%
Long -term notes payable	236,047	310,999	74,952	(31.8%)
Accounts payables	118,379	131,695	13,316	(11.2%)
Amounts payable to related companies	-	23,485	23,485	-
Accrued expenses	662,313	857,050	194,737	(29.4%)
Deferred income taxes	129,174	21,323	(107,851)	83.5%
Reinbursable financial contribution	11,112	6,276	(4,836)	43.5%
Other long-term liabilities	186,193	333,816	147,623	(79.3%)

Total long-term liabilities	7,528,693	6,777,525	(751,168)	10.0%

Minority interest	5,931,568	5,659,605	(271,963)	(4.6%)

SHAREHOLDERS´ EQUITY
Paid-in capital, no par value	4,389,534	4,385,301	(4,233)	(0.1%)
Additional paid-in capital	43,895	48,238	4,343	9.9%
Additional paid-in capital (share premium)	315,946	315,954	8	0.0%
Other reserves	(185,515)	(396,545)	(211,030)	113.8%
Total capital and reserves	4,563,860	4,352,948	(210,912)	(4.6%)
Retained earnings	431,779	497,831	66,052	15.3%
Net income for the period	9,292	404,544	395,252	-
Deficits of subsidaries in development stage	-	-	-	-
Total retained earnings	441,071	902,375	461,304	104.6%

Total shareholder´s equity	5,004,932	5,255,323	250,391	5.0%

TOTAL LIABILITIES AND SHAREHOLDER´S EQUITY	20,510,882	20,534,430	23,549	0.1%

Pg. 20

PRESS RELEASE First Half 2006 – Consolidated Balance Sheet Analysis

CONSOLIDATED BALANCE SHEET ANALYSIS

The Company’s Total Assets increased by Ch$12,703 million. This was due to:

•
A decrease of Ch$45,925 million, or 0.6% in Fixed Assets because of the depreciation for the year in the amount of Ch$377,000 million and the effect of the Chilean Peso US Dollar exchange rate of Ch$410,000 million on fixed assets of overseas companies. According to the methodology of carrying non-monetary assets in nominal Dollars, pursuant to Technical Bulletin Nº 64 in the subsidiaries located in countries with unstable currencies and the effect of Ch$290,006 million due to inflation adjustment. This was partially compensated by the addition of new fixed assets amounting to Ch$392,495 million and the incorporation of Endesa Fortaleza, CIEN and Etevensa by Ch$107,645 million, Ch$293,090 million and Ch$126,807 million respectively.

•	Current Assets increased by Ch$237,032 million, mainly due to:

•
An increase of Ch$126,412 million in accounts receivables, mainly due to the higher invoicing at the subsidiaries Coelce of Ch$25,270 million, Edesur of Ch$16,695, Cachoeira Dourada of Ch$14,144 million, Chilectra of Ch$10,465 million, Codensa of Ch$9,614 million, CAM of Ch$6,302 million and the consolidation of CIEN of Ch$46,356 million.

	•	An increase in other accounts receivables of Ch$51,610 million due to the increase in Ampla of Ch$26,171 million, Codensa of Ch$15,960 million and Endesa Chile of Ch$11,225 million.
	•	An increase in other current assets of Ch$ 55,271 million, due to an increase in reverse repurchase agreements of Ch$54,965 million.

•	Other long term assets decreased of Ch$178,404 million, explained mainly as follows:

•
Decrease of investments in related companies for Ch$89,422 million, due to the decrease of CIEN for Ch$52,846 million and Fortaleza for Ch$30,851 million, due to the fact that these companies are now consolidated and not accounted for as equity investment.

•
Decrease of positive goodwill of Ch$64,267 million. This corresponds to the annual average amortization by Ch$55,000 million. The difference is due to the exchange rate effect on other several minor positive goodwill amounts booked in subsidiaries accounted in US Dollars.

	•	A decrease of Ch$28,091 million in investments in other related companies, basically explained by the lower investment in Empresa Eléctrica de Bogotá of Ch$27,881 million.

Total Liabilities and Shareholder’s Equity decreased Ch$12,703 million, due to:

•	Short-term liabilities increased Ch$429,550 million or 38.9% as a result of:

•
Increase of Ch$269,029 million in short term portion of bond obligations corresponding to Enersis bonds of Ch$161,727 million, Endesa Chile of Ch$108,818 million, Edegel of Ch$57,095 million, Edelnor of Ch$36,167 million and Emgesa of Ch$26,959 million, partially compensated by prepayments of Ch$130,417 million.

Pg. 21

PRESS RELEASE First Half 2006 – Consolidated Balance Sheet Analysis

•	Increase in payable accounts of Ch$61,640 million due to the increase in Coelce of Ch$14,128 million, Codensa of Ch$9,859 million and the consolidation of CIEN and Fortaleza of Ch$37,061 million.
•
Increase in miscellaneous payable accounts of Ch$39,188 million, mostly explained by the increase in Ampla of Ch$13,109 million and of Ch$3,095 million and Ch$7,023 million related to the consolidation of Endesa Fortaleza and CIEN respectively.

• Long term liabilities decreased of Ch$405,210 million or 10.0% due to:

•
Decrease of Ch$613,174 million in the long term portion of bonds payable, due to the transfer to short term of bonds of Ch$445,478 million and the effect of the exchange rate, partially offset by new bond issuances of Ch$47,685 million.

This was partially compensated by:

•	An increase of Ch$105,049 million in provisions, basically explained by the consolidation of Endesa Fortaleza of Ch$45,083 million and CIEN of Ch$89,097 million.

Minority interest decreased Ch$146,708 million, mainly explained by the effect of capital reduction in Codensa; the constitution of Endesa Brasil and the effect of the reduction in the investments in the foreign subsidiaries booked in US Dollars in accordance to Bulletin N°64.

Shareholders’ Equity increased by Ch$135,071 million. This variation is explained principally by the increase of Ch$35,631 million in retained earnings and the increase of Ch$213,215 million in net income, partially offset by the reduction of Ch$113,838 million in other reserves, due to the revaluation of the appreciation of the Chilean Peso and its effect on the equity given the difference in conversion adjustment on the investments booked in US Dollars.

Pg. 22

PRESS RELEASE First Half 2006 – Consolidated Balance Sheet Analysis

DEBT MATURITY WITH THIRD PARTIES, MILLION CH$

Table 8

							TOTAL

Million Ch$	2006	2007	2008	2009	2010	Balance

Chile	305,371	27,669	242,434	341,953	127,477	1,074,749	2,119,652

Enersis	175,977	1,604	17,879	1,698	1,698	431,702	630,558
Chilectra	2	-	-	-	-	-	2
Other (*)	2,715	478	-	-	-	-	3,193
Endesa Chile (**)	126,678	25,586	224,555	340,255	125,779	643,047	1,485,899

Argentina	55,620	48,276	46,189	26,214	15,819	12,099	204,217

Edesur	17,144	22,335	19,854	3,115	-	-	62,447
Costanera	32,342	24,028	24,421	21,186	13,906	7,315	123,197
Hidroinvest	5,178	-	-	-	-	-	5,178
Ctm	-	-	-	-	-	-	-
Tesa	957	1,914	1,914	1,914	1,914	4,784	13,395

Perú	108,664	64,545	42,059	40,038	17,898	87,383	360,587

Edelnor	55,673	10,030	4,964	12,286	4,964	36,821	124,738
Edegel	52,990	54,515	37,095	27,752	12,934	50,563	235,849

Brasil	56,187	108,113	142,575	94,820	115,239	121,407	638,342

Coelce	11,450	34,953	28,502	22,747	14,116	33,270	145,039
Ampla	29,571	42,205	84,743	43,328	75,633	3,349	278,829
Cachoeira	1,177	2,894	938	-	-	-	5,009
Cien	11,827	23,503	23,503	23,503	19,867	39,223	141,425
Fortaleza	2,162	4,558	4,888	5,243	5,623	45,565	68,040

Colombia	63,809	11,951	-	74,877	32,779	255,062	438,477

Codensa	8,236	-	-	10,243	-	92,190	110,669
Emgesa	49,598	-	-	64,633	-	51,217	165,448
Betania	5,975	11,951	-	-	32,779	111,654	162,359

TOTAL	589,651	260,553	473,256	577,903	309,212	1,550,700	3,761,275

DEBT MATURITY WITH THIRD PARTIES, THOUSAND US$

Table 8.1

							TOTAL

Thousand US$	2006	2007	2008	2009	2010	Balance

Chile	566,089	51,292	449,417	633,904	236,314	1,992,342	3,929,357

Enersis	326,221	2,973	33,144	3,148	3,148	800,278	1,168,912
Chilectra	4	-	-	-	-	-	4
Other (*)	5,032	887	-	-	-	-	5,919
Endesa Chile (**)	234,832	47,432	416,273	630,756	233,166	1,192,064	2,754,522

Argentina	103,107	89,492	85,623	48,595	29,325	22,429	378,573

Edesur	31,781	41,403	36,805	5,775	-	-	115,763
Costanera	59,954	44,542	45,271	39,273	25,778	13,561	228,380
Hidroinvest	9,599	-	-	-	-	-	9,599
Ctm	-	-	-	-	-	-	-
Tesa	1,774	3,547	3,547	3,547	3,547	8,868	24,831

Perú	201,438	119,651	77,968	74,222	33,179	161,989	668,447

Edelnor	103,206	18,593	9,202	22,776	9,202	68,257	231,237
Edegel	98,232	101,058	68,766	51,446	23,976	93,732	437,210

Brasil	104,158	200,417	264,301	175,776	213,627	225,062	1,183,341

Coelce	21,226	64,795	52,837	42,168	26,168	61,675	268,869
Ampla	54,818	78,239	157,094	80,319	140,206	6,209	516,886
Cachoeira	2,182	5,364	1,738	-	-	-	9,285
Cien	21,924	43,569	43,569	43,569	36,828	72,710	262,170
Fortaleza	4,008	8,449	9,062	9,719	10,424	84,468	126,130

Colombia	118,288	22,154	-	138,805	60,764	472,827	812,837

Codensa	15,267	-	-	18,989	-	170,900	205,156
Emgesa	91,944	-	-	119,816	-	94,944	306,704
Betania	11,077	22,154	-	-	60,764	206,982	300,977

TOTAL	1,093,079	483,006	877,310	1,071,302	573,210	2,874,648	6,972,554

(*) Includes: CAM
(**) Includes: Endesa Chile Internacional, Pangue, Pehuenche, San Isidro, Celta and Tunel El Melon.

Pg. 23

PRESS RELEASE First Half 2006 – Consolidated Cash Flow

CONSOLIDATED CASH FLOW

UNDER CHILEAN GAAP, MILLION CH$

Table 9

Million Ch$	6M 05	6M 06	Var 06-05	Chg %

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES

Net income (loss) for the year	5,012	218,227	213,215	-

Gain (losses) from sales of assets:
Losses (gain) on sale of property, plant and equipment	1,637	(17,031)	(18,668)	-
Charges (credits) to income which do not represent cash flows:
Depreciation	209,142	206,269	(2,873)	(1.4%)
Amortization of intangibles	4,382	4,354	(28)	(0.6%)
Write-offs and accrued expenses	26,850	10,218	(16,632)	(61.9%)
Equity in income of related companies	(7,171)	(3,356)	3,815	53.2%
Equity in losses of related companies	4,069	24	(4,045)	-
Amortization of positive goodwill	28,063	27,699	(364)	(1.3%)
Amortization of negative goodwill	(9,063)	(3,912)	5,151	56.8%
Price-level restatement, net	1,002	(2,072)	(3,074)	-
Exchange difference, net	(1,912)	(3,097)	(1,185)	(62.0%)
Other credits to income which do not represent cash flows	(13,294)	(63,517)	(50,223)	-
Other charges to income which do not represent cash flows	48,598	48,466	(132)	(0.3%)
Changes in assets which affect cash flows:	-
Decrease (increase) in trade receivables	(26,011)	(90,749)	(64,738)	-
Decrease (increase) in inventory	(13,477)	(1,323)	12,154	90.2%
Decrease (increase) in other assets	7,256	(48,139)	(55,395)	-
Changes in liabilities which affect cash flow:	-
Decreased (increase) in payable accounts associated with operating results	(50,654)	53,181	103,835	-
Decreased (increase) of payable interest	23,354	22,767	(587)	(2.5%)
Decreased (increase) in income tax payable	17,010	(102,958)	(119,968)	-
Decreased (increase) in other accounts payable associated with non-operating results	39,814	40,483	669	1.7%
Decreased (increase) in value added tax and other similar taxes payable, net	(22,094)	732	22,826	103.3%
Income (loss) attributable to minority interest	57,530	162,032	104,502	181.6%

NET CASH FLOW PROVIDED BY OPERATING ACTIVITIES	330,042	458,297	128,255	38.9%

Pg. 24

PRESS RELEASE First Half 2006 – Consolidated Cash Flow

Cont. Table 9

Million Ch$	6M 05	6M 06	Var 06-05	Chg %

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from issuance of shares issued to minorities	-	-	-	-
Proceeds from debt issuance	209,303	520,174	310,871	148.5%
Proceeds from bond issuance	176,145	54,660	(121,485)	(69.0%)
Proceeds from loans obtained from related companies	-	(1,269)	(1,269)	-
Proceeds from other loans obtained from related companies	-	-	-	-
Other sources of financing	1,590	2,364	774	48.6%
Capital paid	(84,764)	(11,730)	73,034	86.2%
Dividends paid	(74,452)	(78,665)	(4,213)	(5.7%)
Payment of debt	(390,817)	(454,549)	(63,732)	(16.3%)
Payment of bonds	(106,261)	(100,360)	5,901	5.6%
Payments of loans obtained from related companies	-	(6,186)	(6,186)	-
Payments of other loans obtained from related companies	-	-	-	-
Payments of shares issuance costs	-	-	-	-
Payments of bonds issuance costs	(1,018)	-	1,018	100.0%
Other disbursements for financing	(4,879)	(1,036)	3,843	78.8%

NET CASH FLOW FROM FINANCING ACTIVITIES	(275,154)	(76,599)	198,555	72.2%

CASH FLOWS FROM INVESTING ACTIVITIES

Proceeds from sale of property, plant and equipment	1,326	721	(605)	(45.6%)
Sale of investment	-	-	-	-
Other loans received from related companies	28	-	(28)	(100.0%)
Other receipts from investments	2,086	718	(1,368)	(65.6%)
Additions to property, plant and equipment	(147,383)	(218,937)	(71,554)	(48.5%)
Long-term investments	(24,561)	(12,864)	11,697	47.6%
Investment in financing instruments	-	-	-	-
Other loans granted to related companies	-	-	-	-
Other investment disbursements	(746)	(716)	30	4.1%

NET CASH FLOW FROM INVESTMENT ACTIVITIES	(169,250)	(231,077)	(61,827)	(36.5%)

NET CASH FLOW FOR THE PERIOD	(114,362)	150,621	264,983	-

EFFECT OF PRICE-LEVEL RESTATEMENT ON CASH AND CASH EQUIVALENT	34,989	21,184	(13,805)	(39.5%)

NET VARIATION ON CASH AND CASH EQUIVALENT	(79,373)	171,805	251,178	-

CASH AND CASH EQUIVALENT AT THE BEGINNING OF THE YEAR	573,160	364,271	(208,889)	(36.4%)

CASH AND CASH EQUIVALENT AT THE END OF THE PERIOD	493,787	536,076	42,289	8.6%

Pg. 25

PRESS RELEASE First Half 2006 – Consolidated Cash Flow

UNDER CHILEAN GAAP, THOUSAND US$

Table 9.1

Thousand US$	6M 05	6M 06	Var 06-05	Chg %

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES

Net income (loss) for the year	9,292	404,544	395,252	-

Gain (losses) from sales of assets:
Losses (gain) on sale of property, plant and equipment	3,035	(31,572)	(34,607)	-
Charges (credits) to income which do not represent cash flows:
Depreciation	387,702	382,376	(5,326)	(1.4%)
Amortization of intangibles	8,123	8,070	(53)	(0.6%)
Write-offs and accrued expenses	49,774	18,942	(30,832)	(61.9%)
Equity in income of related companies	(13,293)	(6,221)	7,072	53.2%
Equity in losses of related companies	7,543	45	(7,498)	-
Amortization of positive goodwill	52,022	51,348	(674)	(1.3%)
Amortization of negative goodwill	(16,801)	(7,253)	9,548	56.8%
Price-level restatement, net	1,857	(3,841)	(5,698)	-
Exchange difference, net	(3,544)	(5,741)	(2,197)	(62.0%)
Other credits to income which do not represent cash flows	(24,644)	(117,746)	(93,102)	-
Other charges to income which do not represent cash flows	90,090	89,845	(245)	(0.3%)
Changes in assets which affect cash flows:
Decrease (increase) in trade receivables	(48,219)	(168,229)	(120,010)	-
Decrease (increase) in inventory	(24,983)	(2,452)	22,531	90.2%
Decrease (increase) in other assets	13,451	(89,239)	(102,690)	-
Changes in liabilities which affect cash flow:
Decreased (increase) in payable accounts associated with operating results	(93,901)	98,585	192,486	-
Decreased (increase) of payable interest	43,293	42,204	(1,089)	(2.5%)
Decreased (increase) in income tax payable	31,533	(190,861)	(222,394)	-
Decreased (increase) in other accounts payable associated with non-operating results	73,806	75,047	1,241	1.7%
Decreased (increase) in value added tax and other similar taxes payable, net	(40,957)	1,356	42,313	103.3%
Income (loss) attributable to minority interest	106,648	300,370	193,722	181.6%

NET CASH FLOW PROVIDED BY OPERATING ACTIVITIES	611,826	849,580	237,754	38.9%

Pg. 26

PRESS RELEASE First Half 2006 – Consolidated Cash Flow

Cont. Table 9.1

Thousand US$	6M 05	6M 06	Var 06-05	Chg %

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from issuance of shares issued to minorities	-	-	-	-
Proceeds from debt issuance	388,001	964,285	576,284	148.5%
Proceeds from bond issuance	326,533	101,327	(225,206)	(69.0%)
Proceeds from loans obtained from related companies	-	(2,353)	(2,353)	-
Proceeds from other loans obtained from related companies	-	-	-	-
Other sources of financing	2,948	4,381	1,433	48.6%
Capital paid	(157,133)	(21,745)	135,388	86.2%
Dividends paid	(138,017)	(145,828)	(7,811)	(5.7%)
Payment of debt	(724,487)	(842,631)	(118,144)	(16.3%)
Payment of bonds	(196,984)	(186,045)	10,939	5.6%
Payments of loans obtained from related companies	-	(11,467)	(11,467)	-
Payments of other loans obtained from related companies	-	-	-	-
Payments of shares issuance costs	-	-	-	-
Payments of bonds issuance costs	(1,887)	-	1,887	100.0%
Other disbursements for financing	(9,045)	(1,921)	7,124	78.8%

NET CASH FLOW FROM FINANCING ACTIVITIES	(510,072)	(141,998)	368,074	72.2%

CASH FLOWS FROM INVESTING ACTIVITIES

Proceeds from sale of property, plant and equipment	2,458	1,337	(1,121)	(45.6%)
Sale of investment	-	-	-	-
Other loans received from related companies	52	-	(52)	(100.0%)
Other receipts from investments	3,867	1,331	(2,536)	(65.6%)
Additions to property, plant and equipment	(273,215)	(405,861)	(132,646)	(48.5%)
Long-term investments	(45,531)	(23,847)	21,684	47.6%
Investment in financing instruments	-	-	-	-
Other loans granted to related companies	-	-	-	-
Other investment disbursements	(1,383)	(1,326)	57	4.1%

NET CASH FLOW FROM INVESTMENT ACTIVITIES	(313,751)	(428,366)	(114,615)	(36.5%)

NET CASH FLOW FOR THE PERIOD	(212,001)	279,217	491,218	-

EFFECT OF PRICE-LEVEL RESTATEMENT ON CASH AND CASH EQUIVALENT	64,862	39,271	(25,591)	(39.5%)

NET VARIATION ON CASH AND CASH EQUIVALENT	(147,140)	318,488	465,628	-

CASH AND CASH EQUIVALENT AT THE BEGINNING OF THE YEAR	1,062,509	675,276	(387,233)	(36.4%)

CASH AND CASH EQUIVALENT AT THE END OF THE PERIOD	915,370	993,764	78,394	8.6%

Pg. 27

PRESS RELEASE First Half 2006 – Consolidated Cash Flow Analysis

CONSOLIDATED CASH FLOW ANALYSIS

During the period, the Company generated a positive net cash flow of Ch$150,621 million, comprised of the following activities:

Table 10

Effective Cash Flow (million Ch$)	6M05	6M06	Var 06-05	Chg %

Operating	330,042	458,297	128,255	38.9%
Financing	(275,154)	(76,599)	198,555	72.2%
Investment	(169,250)	(231,077)	(61,827)	(36.5%)

Net cash flow of the period	(114,362)	150,621	264,983	231.7%

Table 10.1

Effective Cash Flow (thousand US$)	6M05	6M06	Var 06-05	Chg %

Operating	611,823	849,580	237,757	38.9%
Financing	(510,073)	(141,997)	368,076	72.2%
Investment	(313,751)	(428,365)	(114,614)	(36.5%)

Net cash flow of the period	(212,001)	279,217	491,218	231.7%

Operating activities generated a net positive cash flow of Ch$458,297 million, an increase of Ch$128,255 million due to excellent operating results registered by our subsidiaries. The operating cash flow is comprised mainly of:

•	Net income for the period amounting to Ch$218,227 million, plus:
•
Charges of Ch$297,030 million to the income statement that do not represent cash flow and correspond mainly to the Depreciation of the period for Ch$206,269 million, write-offs and provisions for Ch$10,218 million, amortizations of positive goodwill of Ch$27,699 million, amortization of intangibles of Ch$4,353 million, losses in investments of Ch$24 million and other charges that do not represent cash flow for Ch$48,466 million, which includes the Ch$30,910 million negative conversion effect of the application of the Technical Bulletin N°64 over foreign subsidiaries.

	•	The variation of net liabilities that affect cash flow of Ch$14,204 million.

•	The above was partly compensated by:
	•	Non cash credits for Ch$63,517 million that do not represent cash flows, of which Ch$57,729 million correspond to the positive effect of the conversion of the overseas subsidiaries.
	•	Profits on assets sale of Ch$17,031 million.
	•	Profit on investment in related companies of Ch$3,356 million.
	•	Negative goodwill amortization of Ch$3,912 million.
	•	Variation in net assets that affect operating cash flow of Ch$140,211 million.

Financing activities resulted in a negative cash flow of Ch$76,599 million mainly due to the payment of loans for a value of Ch$454,549 million, payments to the public for Ch$100,360 million, dividend payments of Ch$78,665 million, and capital distributions of subsidiaries for Ch$11,730 million. The above is partly compensated by loans obtained for Ch$520,174 million, bond issues for Ch$54,660 million and other sources of financing for Ch$2,363 million.

Pg. 28

PRESS RELEASE First Half 2006 – Consolidated Cash Flow Analysis

Investment activities had a net negative cash flow of Ch$231,077 million that correspond mainly to the addition of fixed assets for Ch$218,937 million, other long term investments for Ch$12,864 million and other disbursements of Ch$715 million, partially compensated by the sale of fixed assets of Ch$721 million and other investment revenues of Ch$718 million.

CASH FLOW RECEIVED FROM FOREIGN SUBSIDIARIES BY ENERSIS, CHILECTRA AND ENDESA CHILE

Table 11

Millions Ch$	Interest Received		Dividends Received		Management Fee		Prepayment intercompany		Capital Reductions
	6M05	6M06	6M05	6M06	6M05	6M06	6M05	6M06	6M05	6M06

Argentina	2,901	2,983	-	-	907	162	-	10,789	-	-
Peru	-	-	4,658	4,702	-	-	-	-	3,765	-
Brazil	1,803	1,658	19,118	-	-	-	-	33,569	-	-
Colombia	-	19,528	5,542	-	-	-	22,986	93,587	-	-

Total	4,703	24,169	29,319	4,702	907	162	22,986	137,945	3,765	-

Millions Ch$	Total Cash Received
	6M05	6M06

Argentina	3,807	13,933
Peru	8,424	4,702
Brazil	20,921	35,227
Colombia	28,528	113,115

Total	61,680	166,978

Table 11.1

Thousand US$	Interest Received		Dividends Received		Management Fee		Prepayment Intercompany		Capital Reductions
	6M05	6M06	6M05	6M06	6M05	6M06	6M05	6M06	6M05	6M06

Argentina	5,377	5,529	-	-	1,681	300	-	20,000	-	-
Peru	-	-	8,636	8,717	-	-	-	-	6,980	-
Brazil	3,342	3,074	35,440	-	-	-	-	62,229	-	-
Colombia	-	36,200	10,274	-	-	-	42,611	173,490	-	-

Total	8,719	44,803	54,350	8,717	1,681	300	42,611	255,719	6,980	-

Thousand US$	Total Cash Received
	6M05	6M06

Argentina	7,058	25,829
Peru	15,616	8,717
Brazil	38,782	65,303
Colombia	52,885	209,690

Total	114,341	309,539

Source: Internal Financial Report

Pg. 29

PRESS RELEASE First Half 2006 – Consolidated Cash Flow Analysis

CAPEX AND DEPRECIATION

Table 12

	Payments for Additions of
	Fixed assets		Depreciation

Million Ch$	6M05	6M06	6M05	6M06

Endesa	28,708	74,101	96,376	86,775
Cachoeira (*)	-	608	-	7,706
Fortaleza (**)	-	305	-	2,518
Cien (**)	-	253	-	5,962
Chilectra S.A.	19,179	22,616	7,893	8,719
Edesur S.A.	15,579	15,572	25,045	22,073
Edelnor S.A.	6,154	8,523	9,145	8,612
Ampla	38,338	54,410	22,817	21,312
Coelce	25,893	30,447	19,347	18,367
Codensa S.A.	11,016	9,794	26,550	21,031
Cam Ltda.	1,174	371	520	1,404
Inmobiliaria Manso de Velasco Ltda.	99	526	186	171
Synapsis Soluciones y Servicios Ltda.	1,195	1,368	729	996
Holding Enersis	49	43	535	623

Total	147,383	218,937	209,142	206,269

Table 12.1

	Payments for Additions of
	Fixed assets		Depreciation

Thousand US$	6M05	6M06	6M05	6M06

Endesa	53,218	137,366	178,659	160,861
Cahoeira (*)	-	1,128	-	14,286
Fortaleza (**)	-	565	-	4,667
Cien (**)	-	469	-	11,053
Chilectra S.A.	35,553	41,925	14,632	16,163
Edesur S.A.	28,881	28,867	46,428	40,918
Edelnor S.A.	11,409	15,800	16,953	15,965
Ampla	71,070	100,864	42,298	39,507
Coelce	48,001	56,442	35,865	34,048
Codensa S.A.	20,421	18,156	49,218	38,987
Cam Ltda.	2,177	687	964	2,603
Inmobiliaria Manso de Velasco Ltda.	183	974	345	317
Synapsis Soluciones y Servicios Ltda.	2,215	2,535	1,351	1,846
Holding Enersis	91	80	992	1,155

Total	273,217	405,859	387,704	382,376

(*) Consolidated by Endesa Chile until September 30th, 2005. Since October 1th is consolidated by Enersis through Endesa Brasil.
(**) Since October 1th, 2005 is consolidated by Enersis through Endesa Brasil.

Pg. 30

PRESS RELEASE First Half 2006 – Risks Hedging

ANALYSIS OF THE EXCHANGE RISK AND THE INTEREST RATE

The company has a high percentage of its loans in US Dollars considering that an important part of its sales, in the different markets where it operates, are mainly indexed to that currency. Nevertheless, the Brazilian and Colombian markets are indexed to the US Dollar to a lower extent and, therefore, subsidiaries in those markets have most of their liabilities in local currency. In the case of Argentina, the company has chosen to replace US$ denominated debt with local currency debt, when market financial conditions best allow it.

In a scenario of a high exchange rate risk, the company has continued with its policy of partly covering its liabilities in dollars in order to mitigate the effects of the fluctuations in the exchange rate upon results. Considering the important reduction in the accounting mismatch in recent years, the company has modified its policy on Dollar-Peso hedging in order to establish a policy of covering cash flows, together with a maximum permissible accounting mismatch, on which hedging operations will be performed.

As of June 30, 2006, the company has hedged in Chile, by means of USD/UF Swap operations, an amount of US$700 million on a consolidated basis and no forward contracts, due primarily to the modification of the hedging policy. A year ago, the company had already contracted US$700 million of the total Swap Dollar-UF as part of the establishment of the new hedging policy and there were US$125 million in forward contracts.

With regard to interest rate risk, the company has, on a consolidated basis, a proportion of its indebtedness at a fixed rate/variable rate ratio of approximately 78.3% / 21.7% fixed / variable as of June 30, 2006. The percentage of its indebtedness at a fixed rate has decreased compared with the 83.4% / 16.6% ratio as of the same date in the previous year. This is due to the maturity of some interest rate coverage contracts during years 2005 and 2006, and to the incorporation in the consolidation perimeter, variable rate debt in Brazil, through the new subsidiary Endesa Brasil. Nevertheless, risk levels have remained within the hedging levels defined by the company’s policy.

Pg. 31

PRESS RELEASE First Half 2006 – Breakdown by country

ARGENTINA

GENERATION

In the generation business, the high demand of energy has resulted in a 7% increase in our production in Argentina. We can see that the good hydrology in the country allowed Chocón to produce more than 60% primarily sold in the spot market. The increase in prices, allowed the company to improve its margin. On the other hand, Costanera increased its operating costs and reduced its revenues due to the lower energy sales. Even though, revenues on a consolidated basis in this country increased more than 15%.

To contribute to the stabilization of Argentina’s electricity market, Endesa Chile accepted to participate in the Regulator’s project FONINVEMEM to increase the safety margins in the system through the construction of two 800 megawatt combined cycle plants.

COSTANERA

Operating Income

	Thousand US$		Million Ch$

	6M 05	6M 06	6M 05	6M 06	Chg %

Operating Revenues	139,525	148,057	75,265	79,868	6.1%
Operating Costs	129,608	145,345	69,916	78,405	12.1%
Operating Margin	9,917	2,712	5,350	1,463	(72.7%)
Selling and Administrative Expenses	1,734	1,798	935	970	3.7%

Operating Income	8,183	914	4,414	493	(88.8%)

* Please take note that these figures could differ from those accounted under Argentine GAAP.

Additional Information

Table 14

Costanera	6M05	6M06	Chg %

GWh Produced	4,818	4,310	(10.5%)
GWh Sold	4,831	4,316	(10.7%)
Market Share	10.4%	8.9%	(13.9%)

Pg. 32

PRESS RELEASE First Half 2006 – Breakdown by country

CHOCÓN

Operating Income

	Thousand US$		Million Ch$

	6M 05	6M 06	6M 05	6M 06	Chg %

Operating Revenues	35,973	54,497	19,405	29,398	51.5%
Operating Costs	25,363	26,373	13,682	14,227	4.0%
Operating Margin	10,610	28,124	5,723	15,171	165.1%
Selling and Administrative Expenses	562	711	303	384	26.5%

Operating Income	10,047	27,413	5,420	14,787	172.8%

Additional Information

Table 16

Chocón	6M05	6M06	Chg %

GWh Produced	1,530	2,463	60.9%
GWh Sold	1,646	2,514	52.7%
Market Share	3.5%	5.2%	47.2%

Pg. 33

PRESS RELEASE First Half 2006 – Breakdown by country

DISTRIBUTION

Edesur reported an important increased in the Operating Income, as a consequence of the accounting effect of the 28% VAD increase. This increase has been approved by Congress and currently we are waiting for the final approval of the president. Our company is facing a strong demand, increasing energy sales by 5.1%, reinforced by 26 thousand new customers and reducing energy losses.

EDESUR

Operating Income

Table 17

	Million US$		Million Ch$

	6M 05	6M 06	6M 05	6M 06	Chg %

Revenues from Sales	231	231	124,459	124,559	0.1%
Other Operating Revenues	19	20	10,235	10,832	5.8%
Operating Revenues	250	251	134,694	135,391	0.5%
Energy Purchases	(139)	(131)	(74,752)	(70,414)	5.8%
Other Operating Cost	(77)	(65)	(41,453)	(34,946)	15.7%
Operating Costs	(215)	(195)	(116,205)	(105,359)	9.3%
Selling and Administrative Expenses	(31)	(30)	(16,482)	(16,369)	0.7%

Operating Income	4	25	2,007	13,663	-

* Please take note that these figures could differ from those accounted under Argentine GAAP.

Additional Information

Table 18

Edesur	6M05	6M06	Chg %

Customers (Th)	2,152	2,178	1.2%
GWh Sold	6,921	7,274	5.1%
Clients/Employee	947	921	(2.8%)
Energy Losses % (6M)	11.0%	10.4%	(5.7%)
Energy Losses % (TTM)	11.7%	11.0%	(5.6%)

Pg. 34

PRESS RELEASE First Half 2006 – Breakdown by country

BRAZIL

ENDESA BRASIL

Table 19

'
	Thousand US$	Million Ch$

	6M 06	6M 06

Revenues from Sales	1,024,364	552,583
Other Operating Revenues	30,616	16,515
Operating Revenues	1,054,979	569,098
Energy Purchases	(475,736)	(256,631)
Other Operating Cost	(247,441)	(133,480)
Operating Costs	(723,178)	(390,111)
Selling and Administrative Expenses	(63,216)	(34,101)

Operating Income	268,586	144,886

* Please take note that these figures could differ from those accounted under Brazilian GAAP.

GENERATION

In the generation business, it is important to highlight the important increase of 39.1% in the Operating Income of Cachoeira Dourada. This strong improvement was basically attributable to higher operating revenues related to higher physical sales, higher margins and also responding to favorable hydrology, which allowed lower energy purchases.

Fortaleza, our other generation facility, diminished 26% its Operating Income basically due to the increase in Operating Costs, driven by higher energy purchase price. Our transmission company Cien, reduced its Operating Result, affected by lower physical sales.

CACHOEIRA

Operating Income

Table 20

	Thousand US$		Million Ch$

	6M 05	6M 06	6M 05	6M 06	Chg %

Operating Revenues	52,710	60,373	28,434	32,568	14.5%
Operating Costs	(26,680)	(28,383)	(14,392)	(15,311)	(6.4%)
Operating Margin	26,030	31,990	14,041	17,257	22.9%
Selling and Administrative Expenses	(5,517)	(3,455)	(2,976)	(1,864)	37.4%

Operating Income	20,512	28,534	11,065	15,393	39.1%

 * Please take note that these figures could differ from those accounted under Brazilian GAAP.

Additional Information

Table 21

Cachoeira	6M05	6M06	Chg %

GWh Produced	1,809	1,968	8.8%
GWh Sold	1,895	1,989	5.0%
Market Share	1.1%	1.1%	0.0%

Pg. 35

PRESS RELEASE First Half 2006 – Breakdown by country

FORTALEZA

Operating Income

Table 22

	Thousand US$	Thousand US$	Million Ch$	Million Ch$

	6M 05	6M 06	6M 05	6M 06	Chg %

Operating Revenues	99,480	101,779	53,663	54,904	2.3%
Operating Costs	(49,065)	(64,082)	(26,468)	(34,568)	30.6%
Operating Margin	50,414	37,697	27,196	20,335	(25.2%)
Selling and Administrative Expenses	(912)	(1,058)	(492)	(571)	16.1%

Operating Income	49,503	36,639	26,704	19,765	(26.0%)

Additional Information

Table 23

Fortaleza	6M05	6M06	Chg %

GWh Produced	180	206	14.4%
GWh Sold	1,334	1,334	(0.0%)
Market Share		0.8%	-

Pg. 36

PRESS RELEASE First Half 2006 – Breakdown by country

TRANSMISSION

CIEN

Operating Income

Table 24

	Thousand US$	Thousand US$	Million Ch$	Million Ch$

	6M 05	6M 06	6M 05	6M 06	Chg %

Operating Revenues	195,404	127,697	105,409	68,885	(34.6%)
Operating Costs	(142,251)	(116,306)	(76,736)	(62,740)	-18.2%
Operating Margin	53,153	6,783	28,673	3,659	(87.2%)
Selling and Administrative Expenses	(3,692)	(4,324)	(1,992)	(2,332)	17.1%

Operating Income	49,461	7,067	26,681	3,812	(85.7%)

Additional Information

Table 25

CIEN	6M05	6M06	Chg %

GWh Produced	-	-	-
GWh Sold	3,494	3,101	(11.3%)
Market Share		1.8%	-

Pg. 37

PRESS RELEASE First Half 2006 – Breakdown by country

DISTRIBUTION

In the distribution business, our two subsidiaries, Ampla and Coelce, reported significant increases in their operating results as a consequence of higher physical sales and numbers of clients in both companies during the period, given the greater demand and lower energy losses. In that sense losses were reduced in Ampla by 4.1% and in Coelce by 5.2% . Ampla continued its gradual reduction of energy losses thanks to the technical measures being applied. Today, we have more than 330,000 clients connected under the new technical solutions, and we will continue adding new customers to reach our target of 500,000 expected by 2008.

Also, it is important to mention that the tariffs for Coelce and Ampla increased by 10.0% and 2.9%, respectively, which have been applied since April, 2006 in the case of Coelce and from March, 2006 in the case of Ampla.

AMPLA

Operating Income

Table 26

	Million US$		Million Ch$

	6M 05	6M 06	6M 05	6M 06	Chg %

Revenues from Sales	471	506	253,863	273,221	7.6%
Other Operating Revenues	24	16	12,986	8,835	(32.0%)
Operating Revenues	495	523	266,849	282,057	5.7%
Energy Purchases	(243)	(230)	(131,344)	(123,959)	5.6%
Other Operating Cost	(152)	(163)	(81,982)	(87,945)	(7.3%)
Operating Costs	(395)	(393)	(213,326)	(211,904)	0.7%
Selling and Administrative Expenses	(21)	(16)	(11,095)	(8,850)	20.2%

Operating Income	79	114	42,428	61,303	44.5%

* Please take note that these figures could differ from those accounted under Brazilian GAAP.

Additional Information

Table 27

Ampla	6M05	6M06	Chg %

Customers (Th)	2,163	2,267	4.8%
GWh Sold	4,039	4,347	7.6%
Clients/Employee	1,486	1,638	10.3%
Energy Losses % (6M)	23.4%	22.4%	(3.9%)
Energy Losses % (TTM)	22.9%	22.0%	(4.1%)

Pg. 38

PRESS RELEASE First Half 2006 – Breakdown by country

COELCE

Operating Income

Table 28

	Million US$		Million Ch$

	6M 05	6M 06	6M 05	6M 06	Chg %

Revenues from Sales	292	385	157,704	207,881	31.8%
Other Operating Revenues	7	7	3,527	3,873	9.8%
Operating Revenues	299	393	161,231	211,754	31.3%
Energy Purchases	(144)	(177)	(77,498)	(95,353)	(23.0%)
Other Operating Cost	(78)	(94)	(41,847)	(50,810)	(21.4%)
Operating Costs	(221)	(271)	(119,345)	(146,162)	(22.5%)
Selling and Administrative Expenses	(36)	(35)	(19,463)	(18,649)	4.2%

Operating Income	42	87	22,423	46,943	109.3%

* Please take note that these figures could differ from those accounted under Brazilian GAAP.

Additional Information

Table 29

Coelce	6M05	6M06	Chg %

Customers (Th)	2,378	2,481	4.3%
GWh Sold	3,177	3,249	2.3%
Clients/Employee	1,772	1,888	6.6%
Energy Losses % (6M)	14.1%	12.9%	(8.0%)
Energy Losses % (TTM)	14.2%	13.5%	(5.2%)

Pg. 39

PRESS RELEASE First Quarter 2006– Market Information

CHILE

GENERATION

Operating Income for the Chilean operations increased 114.9% . This positive variation is explained as a result of node prices averaging over US$60.69 per MWh, and a higher spot energy prices due to an strong demand and the constant cuts in natural gas supplies from Argentina. The good hydrology enabled Endesa Chile to increase the proportion of hydraulic generation while at the same time reducing its thermal generation, allowing reducing operating costs by 12.6% .

In relation to long term investment projects, Endesa Chile, who signed a join venture agreement with Colbun, is currently studying the feasibility of building 2.355 MW of hydroelectric capacity in the southern area of Chile

ENDESA CHILE

Consolidated Income Statement

Table 30

	Million US$		Million Ch$

	6M05	6M06	6M05	6M06	Chg %

Operating Revenues	1,114	1,181	600,819	637,050	6.0%
Operating Costs	(726)	(697)	(391,431)	(375,808)	4.0%
Selling and Administrative Expenses	(39)	(35)	(20,823)	(18,695)	10.2%

Operating Income	350	450	188,565	242,547	28.6%

Interest Income	19	13	10,031	6,848	(31.7%)
Interest Expenses	(191)	(163)	(102,880)	(88,192)	14.3%
Net Financial Income (Expenses)	(172)	(151)	(92,849)	(81,343)	12.4%
Equity Gains from Related Company	10	40	5,374	21,461	-
Equity Losses from Related Company	(8)	(0)	(4,129)	(6)	99.9%
Net Income from Related Companies	2	40	1,245	21,455	-
Other Non Operating Income	41	121	22,282	65,071	192.0%
Other Non Operating Expenses	(50)	(37)	(27,196)	(19,976)	26.5%
Net other Non Operating Income (Expenses)	(9)	84	(4,914)	45,095	-
Price Level Restatement	3	3	1,442	1,630	0.0%
Foreign Exchange Effect	(0)	(3)	(157)	(1,733)	-
Net of Monetary Exposure	2	(0)	1,285	(103)	(108.0%)
Positive Goodwill Amortization	(1)	(1)	(787)	(475)	39.6%

Non Operating Income	(178)	(28)	(96,020)	(15,372)	84.0%

Net Income b. Taxes, Min Int and Neg Goodwill Amort.	172	421	92,544	227,175	145.5%
Extraordinary Items	-	-	-	-	-
Income Tax	(84)	(109)	(45,576)	(58,931)	(29.3%)
Minority Interest	(44)	(89)	(23,683)	(47,826)	(101.9%)
Negative Goodwill Amortization	17	7	8,955	3,892	(56.5%)

NET INCOME	60	230	32,241	124,310	285.6%

Pg. 40

PRESS RELEASE First Half 2006 — Breakdown by country

Additional Information

Table 31

Chilean Companies	6M05	6M06	Chg %

GWh Produced	8,437	9,147	8.4%
GWh Sold	9,171	9,632	5.0%
Market Share	37.6%	38.8%	3.1%

Endesa-Chile Parent Company Financial Debt Maturity (with third party)
US$ 2,755 million

Pg. 41

PRESS RELEASE First Half 2006 — Ownership of the Company

DISTRIBUTION

Chilectra reported a 9.2% increase in operating income. This improvement is explained mainly by higher sales, and the increase of more than 34,000 new clients. It’s important to mention, that in April 18, 2006, Chilectra began the auction of 49.720 GWh, for a period of 11 years, starting the year 2010.

CHILECTRA

     Income Statement

Table 32

	Million US$		Million Ch$

	6M 05	6M 06	6M 05	6M 06	Chg %

Revenues from Sales	465	549	250,767	296,247	18.1%
Other Operating Revenues	38	41	20,345	22,145	8.8%
Operating Revenues	503	590	271,112	318,392	17.4%
Energy Purchases	(316)	(386)	(170,603)	(208,432)	(22.2%)
Other Operating Cost	(51)	(54)	(27,293)	(29,226)	(7.1%)
Operating Costs	(367)	(441)	(197,897)	(237,658)	(20.1%)
Selling and Administrative Expenses	(36)	(41)	(19,480)	(22,056)	(13.2%)

Operating Income	100	109	53,735	58,678	9.2%

Interest Income	2	3	1,049	1,473	40.4%
Interest Expenses	(30)	(24)	(16,315)	(13,140)	19.5%
Net Financial Income (Expenses)	(28)	(22)	(15,266)	(11,666)	23.6%
Equity Gains from Related Company	9	27	4,886	14,467	196.1%
Equity Losses from Related Company	(30)	(0)	(16,134)	(158)	99.0%
Net Income from Related Companies	(21)	27	(11,248)	14,309	-
Other Non Operating Income	8	8	4,228	4,295	1.6%
Other Non Operating Expenses	(4)	(5)	(2,066)	(2,650)	(28.2%)
Conversion Effect (BT 64)	-	-	-	-
Net other Non Operating Income (Expenses)	4	3	2,162	1,646	(23.9%)
Price Level Restatement	(6)	(2)	(3,310)	(1,285)	61.2%
Foreign Exchange Effect	-	-	-	-
Net of Monetary Exposure	(6)	(2)	(3,310)	(1,285)	61.2%
Positive Goodwill Amortization	(1)	(1)	(321)	(299)	6.9%

Non Operating Income	(52)	5	(27,983)	2,705	109.7%

Net Income b. Taxes, Min Int and Neg Goodwill Amort.	48	114	25,752	61,383	138.4%
Extraordinary Items	-	-	-	-
Income Tax	(25)	184	(13,225)	99,452	-
Minority Interest	2	2	1,230	828	(32.6%)
Negative Goodwill Amortization	-	-	-	-

NET INCOME	26	300	13,757	161,664	1,075.1%

     Additional Information

Table 33

Chilectra	6M05	6M06	Chg %

Customers (Th)	1,388	1,422	2.4%
GWh Sold	5,809	6,087	4.8%
Clients/Employee	1,989	1,978	(0.5%)
Energy Losses % (6M)	5.4%	5.3%	(1.9%)
Energy Losses % (TTM)	5.3%	5.4%	2.1%

Pg. 42

PRESS RELEASE First Half 2006 — Ownership of the Company

COLOMBIA

GENERATION

In the generation business in this country, the Operating Result showed a decrease, mainly explained by the reduction of Operating Revenues in Emgesa, due to the lower physical sales, and by the lower spot prices given the good hydrology. This effect was partially compensated by the reduction of Operating Costs, explained by lower energy purchases.

The attractiveness of the Colombian market, let Endesa Chile, on March 2, 2006, to buy the Thermal Plant name Termocartagena, a 203 MW plant, investing around US$17 million, and announced an additional investment plan of roughly US$15 million to pay debts and repair the plant, improving its generation mix and commercial strategy.

BETANIA

     Operating Income

Table 34

	Thousand US$		Million Ch$

	6M 05	6M 06	6M 05	6M 06	Chg %

Operating Revenues	37,123	32,021	20,026	17,273	(13.7%)
Operating Costs	19,516	18,407	10,528	9,929	(5.7%)
Operating Margin	17,607	13,614	9,498	7,344	(22.7%)
Selling and Administrative Expenses	384	599	207	323	56.0%

Operating Income	17,223	13,015	9,291	7,021	(24.4%)

* Please take note that these figures could differ from those accounted under Colombian GAAP.

Additional Information

Table 35

Betania	6M05	6M06	Chg %

GWh Produced	1,029	1,189	15.5%
GWh Sold	1,278	1,527	19.4%
Market Share	3.8%	4.4%	17.6%

Betania Financial Debt Maturity (with third party)
US$ 301 million

Pg. 43

PRESS RELEASE First Half 2006 — Ownership of the Company

EMGESA

     Operating Income

Table 36

	Thousand US$		Million Ch$

	6M 05	6M 06	6M 05	6M 06	Chg %

Operating Revenues	231,042	207,066	124,633	111,700	(10.4%)
Operating Costs	115,077	112,451	62,077	60,661	(2.3%)
Operating Margin	115,965	94,615	62,556	51,039	(18.4%)
Selling and Administrative Expenses	3,553	3,542	1,917	1,911	(0.3%)

Operating Income	112,412	91,073	60,639	49,128	(19.0%)

* Please take note that these figures could differ from those accounted under Colombian GAAP.

Additional Information

Table 37

Emgesa	6M05	6M06	Chg %

GWh Produced	4,914	4,869	(0.9%)
GWh Sold	6,186	5,818	(5.9%)
Market Share	18.5%	16.9%	(8.5%)

Emgesa Financial Debt Maturity (with third party)
US$ 307 million

Pg. 44

PRESS RELEASE First Half 2006 — Ownership of the Company

DISTRIBUTION

In the distribution business, our subsidiary Codensa registered an increase in operating income basically associated to a 5.7% increase in physical sales, as well as lower operating costs. In addition, our portfolio of customers increased by 65,000 and energy losses decreased 5.6% .

CODENSA

     Operating Income

Table 38

	Million US$		Million Ch$

	6M 05	6M 06	6M 05	6M 06	Chg %

Revenues from Sales	323	306	174,380	165,187	(5.3%)
Other Operating Revenues	87	88	46,713	47,673	2.1%
Operating Revenues	410	395	221,094	212,860	(3.7%)
Energy Purchases	(186)	(173)	(100,341)	(93,253)	7.1%
Other Operating Cost	(113)	(98)	(60,890)	(52,689)	13.5%
Operating Costs	(299)	(271)	(161,231)	(145,943)	9.5%
Selling and Administrative Expenses	(11)	(14)	(6,161)	(7,777)	(26.2%)

Operating Income	100	110	53,702	59,140	10.1%

* Please take note that these figures could differ from those accounted under Colombian GAAP.

Additional Information

Table 39

Codensa	6M05	6M06	Chg %

Customers (Th)	2,042	2,107	3.2%
GWh Sold	4,914	5,193	5.7%
Clients/Employee	2,363	2,288	(3.2%)
Energy Losses % (6M)	9.5%	9.1%	(4.9%)
Energy Losses % (TTM)	9.8%	9.2%	(5.6%)

Codensa Financial Debt Maturity (with third party)
US$ 205 million

Pg. 45

PRESS RELEASE First Half 2006 — Ownership of the Company

PERU

GENERATION

Our subsidiary Edegel, reported a decrease in its operating result. While the electricity production increased by 37.8% and physical sales by 32.2%, operating revenues increased 21.7% due to a 15% growth in spot market sales. Higher thermo production driven by a lower hydrology and higher sales increased operating costs by 51.7% .

EDEGEL

     Operating Income

Table 40

	Thousand US$		Million Ch$

	6M 05	6M 06	6M 05	6M 06	Chg %

Operating Revenues	123,876	150,785	66,824	81,339	21.7%
Operating Costs	56,628	85,926	30,547	46,352	51.7%
Operating Margin	67,248	64,859	36,276	34,988	(3.6%)
Selling and Administrative Expenses	8,370	10,328	4,515	5,571	23.4%

Operating Income	58,878	54,531	31,761	29,416	(7.4%)

* Please take note that these figures could differ from those accounted under Peruvian GAAP.

Additional Information

Table 41

Edegel	6M05	6M06	Chg %

GWh Produced	2,266	3,123	37.8%
GWh Sold	2,379	3,145	32.2%
Market Share	24.9%	29.0%	16.8%

Edegel Financial Debt Maturity (with third party)
US$ 437 million

Pg. 46

PRESS RELEASE First Half 2006 — Ownership of the Company

DISTRIBUTION

Our Edelnor slightly increase its operating income. During this period, our company increased its physical sales by 7.1% . The number of clients increased in almost 21,000 new customers. On the other hand, the tariff revision process ended in November 2005, concluded with no changes. The next tariff setting process will take place in 2009. The recent law, called “libro blanco”, was recently approved by the congress. This new regulatory framework will enhance our business in this country, creating new opportunities and bringing Peru a solid and transparent scenario to develop the electric business.

EDELNOR

     Operating Income

Table 42

	Million US$		Million Ch$

	6M 05	6M 06	6M 05	6M 06	Chg %

Revenues from Sales	204	190	109,932	102,601	(6.7%)
Other Operating Revenues	4	5	2,420	2,854	17.9%
Operating Revenues	208	195	112,353	105,455	(6.1%)
Energy Purchases	(135)	(122)	(72,741)	(65,887)	9.4%
Other Operating Cost	(24)	(23)	(12,976)	(12,220)	5.8%
Operating Costs	(159)	(145)	(85,717)	(78,108)	8.9%
Selling and Administrative Expenses	(19)	(19)	(10,162)	(10,035)	1.2%

Operating Income	31	32	16,474	17,312	5.1%

* Please take note that these figures could differ from those accounted under Peruvian GAAP.

Additional Information

Table 43

Edelnor	6M05	6M06	Chg %

Customers (Th)	915	936	2.3%
GWh Sold	2,240	2,398	7.1%
Clients/Employee	1,713	1,721	0.5%
Energy Losses % (6M)	8.5%	8.4%	(1.1%)
Energy Losses % (TTM)	8.5%	8.1%	(4.1%)

Edelnor Financial Debt Maturity (with third party)
US$ 231 million

Pg. 47

PRESS RELEASE First Half 2006 — Ownership of the Company

PARTIALLY CONSOLIDATED INCOME STATEMENT
(Parent Company Consolidated with Enersis International First Half 2006 Earnings Report)

UNDER CHILEAN GAAP, MILLION CH$

Table 44

2Q 06	2Q 05	Var %	(in million Ch$ of 1H06)	6M 06	6M 05	Var %

847	889	(4.8%)	Gross Operating Margin	1,682	1,765	(4.8%)
(4,682)	(4,303)	(8.8%)	S&A Expenses	(8,400)	(7,585)	(10.7%)

(3,835)	(3,414)	(12.3%)	Operating Income	(6,718)	(5,820)	(15.4%)

54,455	9,302	485.4%	Endesa	74,562	19,339	285.6%
129,523	19,291	571.4%	Chilectra	146,906	28,827	409.6%
860	(5,535)	115.5%	Edesur	616	(8,807)	107.0%
224	1,584	(85.8%)	Edelnor	591	2,722	(78.3%)
2,601	(17,070)	(115.2%)	Ampla	6,111	(18,698)	132.7%
-	(194)	(100.0%)	Coelce	-	253	(100.0%)
7,025	4,273	64.4%	Codensa	10,737	7,519	42.8%
241	490	(50.8%)	CAM LTDA	1,521	1,902	(20.0%)
1,680	667	151.8%	Inm Manso de Velasco	1,719	946	81.7%
(82)	1,082	(107.6%)	Synapsis	1,017	1,916	(46.9%)
9,337	-	-	Endesa Brasil	13,819	-	-
-	(444)	(100.0%)	CGTF	-	1,775	(100.0%)
(107,065)	(4,652)	(2201.6%)	Other	-	(4,338)	100.0%

98,799	8,795	1023.3%	Net Income from Related Companies	257,599	33,356	672.3%

11,497	13,502	(14.9%)	Interest Income	22,501	26,575	(15.3%)
(15,550)	(16,668)	6.7%	Interest Expense	(30,458)	(35,130)	13.3%
(4,054)	(3,165)	(28.1%)	Net Financial Income (Expenses)	(7,958)	(8,555)	7.0%
1,933	5,997	(67.8%)	Other Non Operating Income	3,480	8,239	(57.8%)
(235)	7,024	(103.3%)	Other Non Operating Expenses	(1,696)	(3,405)	50.2%
1,698	13,021	(87.0%)	Net other Non Operating Income (Expenses)	1,784	4,834	(63.1%)
(807)	(520)	(55.1%)	Price Level Restatement	(464)	(701)	33.9%
1,836	(5,872)	131.3%	Foreign Exchange Effect	6,921	3,986	73.6%
1,029	(6,392)	116.1%	Net Monetary Exposure	6,457	3,285	96.6%
(13,649)	(13,661)	0.1%	Positive Goodwill Amortization	(26,922)	(26,952)	0.1%

83,824	(1,401)	6081.3%	Non Operating Income	230,960	5,969	3769.2%

79,988	(4,815)	1761.1%	Net Income before (1), (2) & (3)	224,242	149	-
(2,963)	1,784	(266.0%)	Income Tax (1)	(6,035)	4,842	(224.6%)
10	11	(3.9%)	Negative Goodwill Amortization (2)	20	21	(6.2%)
-	-	NA	Minority Interest (3)	-	-	NA

77,036	(3,020)	2650.6%	NET INCOME	218,227	5,012	4254.1%

2.36	(0.09)		EPS (Ch$)	6.68	0.15
0.22	(0.01)		EPADS (US$)	0.62	0.01
32,651,166	32,651,166		Common Shares Outstanding (Th)	32,651,166	32,651,166

Pg. 48

PRESS RELEASE First Half 2006 — Ownership of the Company

UNDER CHILEAN GAAP, THOUSAND US$

Table 44.1

2Q 06	2Q 05	Var %	(in thousand US$ of 1H06)	6M 06	6M 05	Var %

1,570	1,649	(4.8%)	Gross Operating Margin	3,117	3,273	(4.8%)
(8,680)	(7,978)	(8.8%)	S&A Expenses	(15,571)	(14,062)	(10.7%)

(7,109)	(6,329)	(12.3%)	Operating Income	(12,454)	(10,789)	(15.4%)

100,947	17,245	485.4%	Endesa	138,222	35,850	285.6%
240,106	35,762	571.4%	Chilectra	272,331	53,438	409.6%
1,594	(10,260)	115.5%	Edesur	1,141	(16,325)	107.0%
416	2,936	(85.8%)	Edelnor	1,095	5,046	(78.3%)
4,822	(31,645)	(115.2%)	Ampla	11,328	(34,661)	132.7%
-	(360)	(100.0%)	Coelce	-	469	(100.0%)
13,023	7,921	64.4%	Codensa	19,905	13,938	42.8%
447	909	(50.8%)	CAM LTDA	2,820	3,525	(20.0%)
3,115	1,237	151.8%	Inm Manso de Velasco	3,187	1,754	81.7%
(153)	2,006	(107.6%)	Synapsis	1,885	3,552	(46.9%)
17,308	-	-	Endesa Brasil	25,617	-	-
-	(824)	(100.0%)	CGTF	-	3,291	(100.0%)
(198,474)	(8,623)	(2201.6%)	Others	-	(8,041)	100.0%

183,150	16,305	1023.3%	Net Income from Related Companies	477,530	61,835	672.3%

21,312	25,030	(14.9%)	Interest Income	41,711	49,265	(15.3%)
(28,827)	(30,898)	6.7%	Interest Expense	(56,463)	(65,123)	13.3%
(7,515)	(5,868)	(28.1%)	Net Financial Income (Expenses)	(14,752)	(15,858)	7.0%
3,584	11,117	(67.8%)	Other Non Operating Income	6,450	15,273	(57.8%)
(435)	13,022	(103.3%)	Other Non Operating Expenses	(3,143)	(6,311)	50.2%
3,149	24,138	(87.0%)	Net other Non Operating Income (Expenses)	3,307	8,962	(63.1%)
(1,495)	(964)	(55.1%)	Price Level Restatement	(860)	(1,300)	33.9%
3,403	(10,886)	131.3%	Foreign Exchange Effect	12,830	7,388	73.6%
1,908	(11,850)	116.1%	Net Monetary Exposure	11,970	6,089	96.6%
(25,302)	(25,324)	0.1%	Positive Goodwill Amortization	(49,908)	(49,962)	0.1%

155,390	(2,598)	6081.3%	Non Operating Income	428,147	11,065	3769.2%

148,280	(8,927)	1761.1%	Net Income before (1), (2) & (3)	415,693	277	-
(5,492)	3,308	(266.0%)	Income Tax (1)	(11,187)	8,975	(224.6%)
19	20	(3.9%)	Negative Goodwill Amortization (2)	37	40	(6.2%)
-	-	NA	Minority Interest (3)	-	-	NA

142,807	(5,599)	2650.6%	NET INCOME	404,542	9,294	4254.1%

2.36	(0.09)		EPS (Ch$)	6.68	0.15
0.22	(0.01)		EPADS (US$)	0.62	0.01
32,651,166	32,651,166		Common Shares Outstanding (Th)	32,651,166	32,651,166

Pg. 49

PRESS RELEASE First Half 2006 — Ownership of the Company

OWNERSHIP OF THE COMPANY AS OF JUNE 30, 2006

CONFERENCE CALL INVITATION

Enersis is pleased to inform you that it will hold a conference call to review its results for the period, on Friday, July 28, 2006, at 12:00 PM New York time (12:00 PM Chilean Time). To participate, please dial +1 (617) 213-8058 or +1 (866) 578-5801 (toll free USA), approximately 10 minutes prior to the scheduled start time, Passcode ID: 43570297

The phone replay will be available since July 28, 2006, until August 4, 2006, dialing +1 (617) 801-6888 or 1+ (888) 286-8010 (toll free USA) Passcode ID: 66637643

To access the call online, or to access the replay, go to: http://www.enersis.com Investor Relations, the conference will be complemented by a Power Point “slides show”.

Pg. 50

PRESS RELEASE First Half 2006 — Contact Information

CONTACT INFORMATION

For further information, please contact us:

Susana Rey
Head of Investor Relations
srm@e.enersis.cl
56 (2) 353 4554

Cristian Palacios	Marcela Muñoz	Ignacio Gonzalez	Carmen Poblete
Investor Relations	Investor Relations	Investor Relations	Investor Relations
Representative	Representative	Representative	Representative
cpg1@e.enersis.cl	mml1@e.enersis.cl	ijgr@e.enersis.cl	cpt@e.enersis.cl
56 (2) 353 4492	56 (2) 353 4555	56 (2) 353 4552	56 (2) 353 4447

Maria Luz Muñoz
Investor Relations
Assistant
mlmr@e.enersis.cl
56 (2) 353 4682

DISCLAIMER

This Press Release contains statements that could constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this announcement and include statements regarding the intent, belief or current expectations of Enersis and its management with respect to, among other things: (1) Enersis’ business plans; (2) Enersis’ cost-reduction plans; (3) trends affecting Enersis’ financial condition or results of operations, including market trends in the electricity sector in Chile or elsewhere; (4) supervision and regulation of the electricity sector in Chile or elsewhere; and (5) the future effect of any changes in the laws and regulations applicable to Enersis’ or its affiliates. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include a decline in the equity capital markets of the United States or Chile, an increase in the market rates of interest in the United States or elsewhere, adverse decisions by government regulators in Chile or elsewhere and other factors described in Enersis’ Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on those forward-looking statements, which state only as of their dates. Enersis undertakes no obligation to release publicly the result of any revisions to these forward-looking statements.

Pg. 51

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Mario Valcarce
--------------------------------------------------

Name:	Mario Valcarce
Title:	Chief Executive Officer

Date: July. 31, 2006